Exhibit 99.3

Webuy Global Reports Record Revenue and 253% Increase in Gross Profit for the First Half of 2024

Singapore – September 17, 2024 – Webuy Global Ltd (Nasdaq: WBUY) (“Webuy” or the “Company”), a Southeast Asian community e-commerce retailer, today provided a business update and announced its interim financial results for the six months ended June 30, 2024.

Vincent Xue Bin, Chief Executive Officer and Co-Founder of Webuy, stated, “I am pleased to report that we achieved record revenue for the first half of 2024. This performance reflects the continued rollout of our social e-commerce platform across Southeast Asia. Revenue growth was driven by an increase in grocery sales and the success of our travel packages. Due to the high margins on our travel services, I am also pleased to announce a 253% increase in gross profit. It is important to note that these results were achieved during the first half of the year, which has historically been a slower season for us. We anticipate even stronger performance in the second half, as evidenced by our success at the NATAS Fair 2024 this past August, where we recorded $2.9 million in sales over just three days.”

“During the first six months of 2024, we invested in new products and services that we expect will not only drive additional revenue but also enhance margins and profitability. We remain focused on achieving positive net income and cash flow across the company within the next six months. Furthermore, with approximately $2.1 million in cash and cash equivalents as of June 30, 2024, along with a recent financing agreement of up to $6 million, we believe we have sufficient capital to support the continued expansion of our business across Southeast Asia. Overall, we are highly encouraged by our business outlook, driven by our unique social e-commerce platform and group leader sales model, which provides a cost-effective and scalable platform to deliver significant returns for shareholders.”

Financial Results

Total revenue increased by 15.4% to approximately $28.2 million for the six months ended June 30, 2024, compared to approximately $24.4 million for the same period in 2023. This growth was primarily driven by an increase in grocery sales in Indonesia and Singapore, along with higher demand for packaged tours and related products.

Gross profit rose by 253.0% to approximately $2.6 million for the first six months of 2024, up from approximately $0.7 million during the same period in 2023. This increase was mainly attributable to a shift in the revenue mix toward higher-margin products and services, particularly packaged tours.

For the six months ended June 30, 2024, the Company reported a net loss of approximately $2.9 million, an improvement from the net loss of approximately $3.7 million in the same period of 2023. This reduction in net loss was primarily due to effective cost-control measures.

About Webuy Global Ltd

The Company’s mission is to make social shopping a new lifestyle for consumers and to empower consumers’ purchases with an efficient, cost-saving purchasing model. Webuy is committed to developing a community-oriented e-commerce platform in the Southeast Asia region and transforming the e-commerce model into a community-driven experience for consumers.

The Company’s innovative ‘group buy’ business model is set to revolutionize traditional shopping practices, offering substantial cost savings to customers through a community-centric approach. This approach, akin to group purchases and bulk orders, simplifies the process for customers, eliminating the need for individual bulk purchases. Furthermore, the business model streamlines the traditional supply chain by minimizing the involvement of intermediaries, thereby offering a more direct “farm-to-table” supply model. Additional information about the Company is available at http://webuy.global/

Forward-Looking Statements

This press release contains forward-looking statements regarding the Company’s current expectations. These forward-looking statements include, without limitation, references to the Company’s expectations regarding the anticipated use of net proceeds from the offering. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Factors that could cause actual results to differ include, but are not limited to, risks and uncertainties related to the satisfaction of customary closing conditions related to the public offering, or factors that result in changes to the Company’s anticipated use of proceeds. These and other risks and uncertainties are described more fully in the section captioned “Risk Factors” in the Company’s Registration Statement on Form S-1 related to the public offering (SEC File No. File No. 333-271604). Forward-looking statements contained in this announcement are made as of this date, and the Company undertakes no duty to update such information except as required under applicable law.

Contact:

Crescendo Communications, LLC

Tel: 212-671-1020

Email: wbuy@crescendo-ir.com